Section 793 of the Companies Act 2006

October 1, 2013

FAO NOMINEE HOLDER:

According to our Shareholder Register, you are a holder of the following number of ordinary shares of Titanium Asset Management:

NOMINEE Holder for XXX shares

Pursuant to Section 793 of the Companies Act 2006, will you please inform us whether or not your interest in the said shares is beneficial. If your interest is not beneficial, please supply the names and address of each beneficial owner holding more than 10,000 shares.

Please send this information by email to earcari@morrowco.com or in writing to in writing to Morrow & Co., 1 Queen Anne’s Gate, London, SW1H 9BT within 2 working days of the date of this correspondence.

Yours sincerely,

Sincerely,

Jonathan Hoenecke

Chief Financial Officer